                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-86089




                           Prospectus Supplement No. 1
                     (To Prospectus Dated October 28, 1999)

                                 PLUG POWER INC.


                               ___________________


     This prospectus supplement supplements the prospectus dated October 28, 1999 of Plug Power Inc. (the "Prospectus") relating to the public offering and sale by Plug Power of 6,000,000 shares of common stock, par value $.01 per share, and up to an additional 900,000 shares of common stock issuable pursuant to the underwriters' overallotment option. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. The terms "us," "we" and "our" used in this prospectus supplement mean Plug Power Inc. The information set forth under the caption "Business -- Legal Proceedings" in the Prospectus is supplemented as follows:

     On November 8, 1999, we received correspondence from counsel to DCT, Inc. alleging, among other things, that we misappropriated from DCT business and technical trade secrets, ideas, know-how and strategies relating to fuel cell systems, and that certain contractual obligations owed to DCT were breached. The correspondence threatens litigation against us as well as Edison Development Corporation, DTE Energy Company, The Detroit Edison Company and Mechanical Technology Incorporated. We believe that the allegations made against us are without merit and we intend to vigorously contest any litigation which may be filed with regard to this matter, but the ultimate outcome of any litigation is of course uncertain.


                              ____________________


           The date of this prospectus supplement is November 16, 1999